Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations is based upon and should be read in conjunction with the unaudited financial results and statements of Trident Digital Tech Holdings Ltd (the “Company,” “we,” “our,” or “us”) for the six months ended June 30, 2025, furnished as Exhibit 99.1. to this report.

Business Overview

We are a leading catalyst for digital transformation in digital optimization, technology services, and Web 3.0 activation worldwide based in Singapore. We have been a navigator for our clients as they ideate, plan and execute on their journey to a digital future through our solutions and services, comprising:

Business consulting: We support clients to define and deliver technology-enabled transformations of their business. Equipped with the complete value chain approach, our suite of offerings ranges from brand proposition, multi-channel commerce and digital marketing to improve customer experience and increase customer acquisition, to insights and real-time predictive analysis for efficient decision-making and optimizing processes.

IT customization: We offer solutions and services to plan, design, operate, optimize and transform business processes. We support clients to get the best value from technology by developing an IT strategy, optimizing applications and infrastructure, implementing IT operating models, and governing their technical architecture for reliability and security.

We provide customized solutions and services that address the specific needs of clients in our strategic vertical markets. As of June 30, 2025, we served over 200 clients across our core verticals such as food and beverage, wholesale and retail.

We launched Tridentity, a blockchain-based identity platform, in December 2023. As our flagship product, Tridentity is an innovative and highly secure blockchain-based identity solution designed to provide secure single sign-on authentication capabilities to integrated third-party systems across various industries. Tridentity aims to offer unparalleled security features, ensuring the protection of sensitive information and preventing potential threats, thus promising a new secure era in the global digital landscape in general, and in Southern Africa and other high-growth markets. Beyond Tridentity, our mission is to become the global leader in Web 3.0 activation, notably connecting businesses to a reliable and secure technological platform, with tailored and optimized customer experiences. We believe that Tridentity addresses a massive market opportunity today and provides us with an attractive runway for growth.

For the six months ended June 30, 2025 and 2024, we generated revenues of approximately US$36,612, and US$378,839, respectively. Revenues from IT customization and others ticket sales accounted for 60.4% and 39.6% of our total revenues for the six months ended June 30, 2025 respectively, and revenues from IT customization and business consulting accounted for 70.1% and 29.4% of our total revenues for the six months ended June 30, 2024 respectively. Following our strategic decision to phase out the business-consulting section, revenue from this line dropped to nil for the six months ended June 30, 2025, and we expect it to be nil in the future. We incurred a net loss of approximately US$11.27 million and US$1.93 million for the six months ended June 30, 2025 and 2024, respectively.

Key Factors Affecting Our Results of Operations

We believe the growth and future success of our business depends on many factors. While these factors present significant opportunities for our business, they also pose important challenges we must successfully address in order to sustain our growth.

Expanding our solutions and services

We launched Tridentity in December 2023. We may continue to expend resources in the development of offerings through Tridentity. Our ability to successfully develop and monetize new services and features may depend on a number of factors, including the availability of capital to invest in innovation, the effectiveness of our marketing efforts, competition, pricing, and our clients’ satisfaction and spending.

 Acquiring new clients

Sustaining continued revenue growth relies on the adoption of our solutions by new clients. We will continue to invest in our solutions and introduce new services and features to drive adoption and increase penetration in our core verticals such as food and beverage, wholesale and retail. We plan to continue winning new clients by investing in our salesforce, improving the awareness of our brands and solutions, and building new partnerships and integrations.

Expanding into new verticals and new markets

We intend to expand into new verticals and sub-verticals with a particular focus on those with low digital adoption and growing usage of software solutions. We believe there is a significant need for our solutions and services on a global basis and, accordingly, opportunity for us to grow our business through further international expansion. We think these verticals and markets provide an attractive opportunity to introduce our solutions and services and drive adoption.

Continued investment in innovation and growth

We have made substantial investments in research and development and sales and marketing to achieve a leadership position in our market and grow our revenues and client base. We intend to continue to invest in research and development to build new capabilities and maintain the core technology underpinning our solutions and services. In addition, we expect to increase investment in sales and marketing to broaden our reach with new clients at home and abroad and deepen our penetration with existing clients. We are in the process of increasing our general and administrative spending to support our growing operations and operate as a public company. With our revenue growth objectives, we expect to continue to make such investments for the foreseeable future.

Key Components of Our Results of Operations

Revenues

We derive revenues principally from providing business consulting services and IT customization services. The services we provide are essentially similar in terms of the nature of such services, the type of customers served, the delivery methods and the nature of the regulatory environment.

Business consulting. We provide a wide range of business consulting services to customers of various industries, from business strategy advisory, design of business workflows and processes, brand and reputation, to digital marketing in achieving organization objectives such as enhancing cost efficiency, productivity and customer experience.

IT customization. We offer IT customization services, including tailor-made IT solutions or packaged software solutions to meet clients’ objectives. Our services cover end-to-end solutions, including IT consultancy, design of the system architecture, planning and design of the solution, implementation, quality assurance, as well as maintenance support services. IT customization mainly consists of (i) IT consulting and customization services, including development of customized software solutions, implementation and training, server hosting, and one-year maintenance service; and (ii) management software solutions for clients via an annual subscription-based model, which subscription generally includes support services.

Others. We also generate revenues from selling event tickets on behalf of merchants in our own platform. Tridentity, is a cutting-edge identity app built on blockchain technology, designed to provide secure single sign-on capabilities to integrated third-party systems in various industries, which was launched in December 2023. We identify one performance obligation in this business, which is to transfer control of an event ticket to a ticker buyer once an order has been confirmed.

Cost of Revenues

Cost of revenues represents costs and expenses incurred in order to generate revenues. Our cost of revenues primarily consists of (i) fees paid to service suppliers, such as outsourcing service cost, (ii) direct labor costs, and (iii) miscellaneous costs.

Operating expenses

Operating expenses include general and administrative expenses, selling and marketing expenses and research and development expenses. General and administrative expenses mainly consist of (i) non-employee share-based compensation expenses, (ii) salary and social welfare expenses to the management team, (iii) professional service fees, (iv) rental cost for offices, and (v) depreciation expenses. Our selling and marketing expenses mainly consist of (i) salary and social welfare expenses to the marketing team, and (ii) advertising costs and market promotion expenses. Our research and development expenses mainly consist of (i) system development expenses for a digital identity system named DRCPass; (ii) salary and social welfare expenses to the development team and (iii) outsource service fees.

Other income, net

Other income, net mainly consists of (i) government subsidies, (ii) non-refundable service fee from terminated consulting projects, (iii) referral commission, and (iv) interest expenses.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations and comprehensive loss for the six months ended June 30, 2025 and 2024, respectively.

Six months ended June 30, 2025 Compared to Six months ended June 30, 2024

	For the six months ended June 30,		Variances
	2025	2024	Change in amount	% of change
Revenues	$36,612	$378,839	$(342,227)	-90.34%
Cost of revenues	(18,969)	(360,390)	341,421	-94.74%
Gross profit	17,643	18,449	(806)	-4.37%
Selling and marketing expenses	(380,898)	(264,326)	(116,572)	44.10%
General and administrative expenses	(10,517,607)	(1,528,022)	(8,989,585)	588.32%
Research and development expenses	(447,369)	(172,519)	(274,850)	159.32%
Total operating expenses	(11,345,874)	(1,964,867)	(9,381,007)	477.44%
Loss from operations	(11,328,231)	(1,946,418)	(9,381,813)	482.00%
Total other income, net	56,683	19,391	37,292	192.32%
Loss before income tax expense	(11,271,548)	(1,927,027)	(9,344,521)	484.92%
Income tax expense	-	-	-	N/A
Net loss	$(11,271,548)	$(1,927,027)	$(9,344,521)	484.92%

 Revenues

The breakdown of revenues by revenue streams for the six months ended June 30, 2025 and 2024 is summarized below:

	For the six months ended June 30,		Variances
	2025	2024	Amount	%

Business consulting	$-	$111,318	$(111,318)	-100.00%
IT customization	22,106	265,649	(243,543)	-91.68%
(i) IT consulting	17,096	-	17,096	N/A
(ii) Management software	5,010	265,649	(260,639)	-98.11%
Others	14,506	1,872	12,634	674.89%
Total revenues	$36,612	$378,839	$(342,227)	-90.34%

The Company’s revenues decreased by 90.34% from US$378,839 for the six months ended June 30, 2024, to US$36,612 for the six months ended June 30, 2025. The year-on-year decrease in revenue was primarily due to the Company’s re-allocation of more resources on Tridentity platform and digital identity system, a core growth area for its long-term vision in the future. In line with our strategic shifting, business consulting revenue was dropped to nil for the six months ended June 30, 2025, and we expect it to be nil in the future. As a result, the original revenues from business consulting and IT customization both decreased and generated only US$22,106 for the six months ended June 30, 2025. This realignment allows the Company to concentrate on expanding its presence in Tridentity, positioning Trident to capture new opportunities in a rapidly advancing digital ecosystem.

Tridentity currently includes three primary business modules: Tri-event for NFT (Non-Fungible Token) event ticketing, Tri-food for block-chain powered food delivery, and Tri-verse for virtual community connecting its users. As the platform remains in the development, optimization, and gradual testing stages, the Company generated US$14,506 in revenue from providing technical support for selling event tickets on behalf of merchants through Tridentity for the six months ended June 30, 2025.

Cost of Revenues

The breakdown of cost of revenues for the six months ended June 30, 2025 and 2024 is summarized below:

	For the six months ended June 30,		Variances
	2025	2024	Amount	%

Direct labor costs	14,246	-	14,246	N/A
Service fees	$4,723	$358,534	$(353,811)	-98.68%
Miscellaneous cost	-	1,856	(1,856)	-100.00%
Total cost of revenues	$18,969	$360,390	$(341,421)	-94.74%

The Company’s cost of revenues decreased by 94.74% from US$360,390 for the six months ended June 30, 2024 to US$18,969 for the six months ended June 30, 2025, primarily due to a decrease in services fees from US$358,534 for the six months ended in June 30, 2024 to US$4,723 for the six months ended in June 30, 2025 in line with the decrease in revenues, and partially offset by the increase of direct labor cost of US$14,246 as a result of the increase in IT consulting project.

Gross profit and margin

As a result of the factors described above, the Company recorded a gross profit of US$0.02 million and US$0.02 million for the six months ended June 30, 2025 and 2024, representing a gross profit margin of 48.2% and 4.9%, respectively. The increase in gross profit margin was primarily due to the increase in revenue from providing technical support for ticket sales on behalf of merchants through Tridentity, which carries a 100% profit margin and accounted for a significant proportion of total revenues in the first half of 2025.

Operating expenses

Selling and marketing expenses

The Company’s selling and marketing expenses increased from US$264,326 for the six months ended June 30, 2024 to US$380,898 for the six months ended June 30, 2025. The increase was primarily due to higher spending on marketing and advertising to support Web 3.0 initiatives and the expansion of the Company’s digital identity system business in Democratic Republic of the Congo (“DRC”) beginning in December 2024.

General and administrative expenses

The Company’s general and administrative expenses increased from US$1,528,022 for the six months ended June 30, 2024 to US$ 10,517,607 for the six months ended June 30, 2025. The increase was primarily due to (i) a US$6.9 million increase in non-employee share-based compensation expenses for services provided by several external consultants, including capital market strategy guidance, financing advisory, operational and logistics management and other general business related consulting; (ii) increase in professional service fees of US$0.92 million related to post-listing consulting services; and (iii) higher staff costs mainly due to increase in management salaries from US$0.71 million for the six months ended June 30, 2024 to US$1.69 million for the six months ended June 30, 2025.

Research and development expenses

The Company’s research and development expenses increased from US$172,519 for the six months ended June 30, 2024 to US$447,369 for the six months ended June 30, 2025, primarily due to the increase in outsource service and development for the DRCPass under the collaboration agreement with the DRC government, as well as technical support and maintenance expenses totaling US$338,226.

Other income, net

The Company’s other income, net increased from US$19,391 for the six months ended June 30, 2024 to US$56,683 for the six months ended June 30, 2025. The increase was primarily due to the increase of US$40,717 in Human Resources grants from government when Trident hired and paid childcare leave.

Net loss

As a result of the foregoing, we incurred a net loss of US$11,271,548 in the first half of 2025 and US$1,927,027 in the first half of 2024, respectively. The increase in net loss was primarily due to higher investment in the development and expansion of our digital identity system, including related share-based compensation expenses, and the research and development expense.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or brought within the jurisdiction of, the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Singapore

Our subsidiaries incorporated in Singapore are subject to the prevailing Singapore Corporate Tax of 17%. With effect from the year of assessment 2020, other than certain new start-up companies, 75% of up to the first S$10,000, and 50% of up to the next S$190,000 of a company’s chargeable income (otherwise subject to normal taxation) is exempt from corporate tax. The remaining chargeable income that exceeds S$200,000 will be fully taxable at the prevailing corporate tax rate.

Liquidity and Capital Resources

Our primary sources of liquidity have been cash flows from our operating activities, capital contributions from shareholders and loans from banks. As of June 30, 2025 and December 31, 2024, we had cash of US$184,618 and US$194,113, and total positive working capital of US$11,092 and US$313,733, respectively.

We incurred net loss of US$11,271,548 in the first half of 2025 and US$1,927,027 in the first half of 2024, respectively. Net cash used in operating activities were US$3,658,587 and US$2,326,931 for the six years ended June 30, 2025 and 2024, respectively. Accumulated deficits were US$25,577,935 as of June 30, 2025.

Our liquidity is based on its ability to generate cash from operating activities, obtain capital financing from equity interest investors and borrow funds from financial institutions. Our future capital requirements depend on many factors including our growth rate, the continuing market acceptance of our offerings, the timing and extent of spending to support our efforts to develop our platform, the expansion of sales and marketing activities, and the expansion and penetration of our business into different geographies and markets. To enhance our liquidity position or increase our cash reserve for future investments or operations through additional financing activities, we may in the future seek equity financing or obtain credit facilities. The issue of additional equity securities, including convertible debt securities completed in August 2025 and the PIPE transaction completed in September 2025, would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. There can be no assurances, however, that the current operating plan will be achieved or that additional funding will be available on terms acceptable to us, or at all. If we are unable to obtain sufficient funding, it could be required to delay its development efforts and limit activities, which could adversely affect its business and the consolidated financial statements.

Note 3 to the unaudited interim condensed consolidated financial statements discloses all of the matters of which we are aware that are relevant to our ability to continue as a going concern for a reasonable period of time (defined as the time within one year after the date that the financial statements are issued, or available to be issued, where applicable), including significant conditions and events, and management’s plans to mitigate the adverse effects of such conditions and events. There is no approved plan for liquidation and liquidation is not being forced by any other party. As such, we believe that the going concern basis of accounting is appropriate.

Summary of Cash Flows

Six months ended June 30, 2025 Compared to Six months ended June 30, 2024

The following table summarizes our cash flows for the periods indicated:

	For the six months ended June 30,
	2025	2024
Net cash used in operating activities	$(3,649,470)	$(2,282,403)
Net cash used in investing activities	(7,925)	(627)
Net cash provided by financing activities	4,196,808	543,909
Effect of exchange rate changes	(548,908)	(58,614)
Net change in cash	(9,495)	(1,797,735)
Cash, at beginning of year / period	194,113	1,808,603
Cash, at end of year / period	$184,618	$10,868

Operating Activities

Net cash used in operating activities for the six months ended June 30, 2025 was US$3,649,470, primarily attributable to (i) our net loss of US$11,271,548, as adjusted by the reconciliation of net loss to net cash used in operating activities, which primarily comprised non-employee share-based compensation of US$6,856,485, depreciation of right-of-use assets of US$185,801, allowance for expected credit loss of US$10,359 and depreciation and amortization of US$22,974; and (ii) changes in operating assets and liabilities, which were primarily the result of (a) a decrease in operating lease liabilities of US$185,800, and partially offset by: (b) an increase in amounts due to related parties of US$ 294,653 from the maintenance service provided by the related parties, (c) a decrease in other non-current assets of US$243,040, primarily due to the utilization of prepaid professional services, (d) an increase in deferred revenue of US$134,195.

Net cash used in operating activities for the six months ended June 30, 2024 was US$2,282,403, primarily attributable to (i) our net loss of US$1,927,027, as adjusted by the reconciliation of net loss to net cash used in operating activities, which primarily comprised amortization of right-of-use assets of US$280,739 and depreciation and amortization of US$29,776; and (ii) changes in operating assets and liabilities, which were primarily the result of (a) a decrease in accrued expense and other current liabilities of US$381,675 due to the payment of accrued expenses, (b) a decrease in operating lease liabilities of US$280,738, (c) a decrease in deferred revenue of US$108,206 mainly due to the amortization of CRM software sales, and partially offset by (d) an decrease in contract cost assets of US$147,391.

 Investing Activities

Net cash used in investing activities for the six months ended June 30, 2025 was US$7,925, which was primarily attributable to purchase of property and equipment in the amount of US$7,925, mainly expenditure in computer equipment.

Net cash used in investing activities for the six months ended June 30, 2024 was US$627, which was primarily attributable to purchase of property and equipment in the amount of US$627, mainly expenditure in computer equipment.

Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2025 was US$4,196,808, which primarily comprised of loans from related parties of US$4,237,928, partially offset by (i) repayments of long-term bank loans of US$30,518 and (ii) repayment of loans from related parties of US$10,602.

Net cash provided by financing activities for the six months ended June 30, 2025 was US$543,909, which primarily comprised of (i) loans from related parties of US$1,461,977, (ii) settlement of loan to related parties of US$244,770, partially offset by (i) payment of deferred offering costs of US$990,572, (ii) repayments of loan from long-term bank loans of US$53,527, (iii) loan to a related party of US$44,527 and repayment of loan from a related party of US$74,212.

Capital Expenditures

Our capital expenditures are primarily incurred for purposes of purchasing office and electric equipment and investments in office renovation. Our capital expenditures were US$7,925 and US$627 for the six months ended June 30, 2025 and 2024, respectively. We intend to fund our future capital expenditures with our existing cash balance and proceeds from this offering. We will continue to make well-planned capital expenditures to meet the expected growth of our business.

Contractual Obligations

The total future minimum lease payments under the non-cancellable operating lease with respect to the office and the warehouse as of June 30, 2025 are payable as follows:

Lease Payments
For the remaining period of 2025	210,993
2026	421,986
2027	274,248
Total lease payments	$907,227

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Commitments and Contingencies

From time to time, we may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, we do not believe these actions, in the aggregate, will have a material adverse impact on our financial position, results of operations or liquidity.

Seasonality

The nature of our business does not appear to be affected by seasonal variations.

Critical Accounting Policies and Management Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates and assumptions on our own historical data and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates and assumptions on an ongoing basis.

Our expectations regarding the future are based on available information and assumptions that we believe to be reasonable and accurate, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The critical accounting policies, judgments and estimates that we believe to have the most significant impact on our consolidated financial statements are described below, which should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this annual report. When reviewing our financial statements, you should consider.

(1)	our selection of critical accounting policies;

(2)	the judgments and other uncertainties affecting the application of such policies;

(3)	the sensitivity of reported results to changes in conditions and assumptions;

Our critical accounting policies and practices include the following: (i) credit losses; (ii) revenue recognition; and (iii) income taxes. See Note 2 — Summary of Significant Accounting Policies to our unaudited interim condensed consolidated financial statements for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. We consider our critical accounting estimates include valuation allowance of deferred tax assets and current expected credit loss.

Valuation of deferred tax assets

We account for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management estimated that it is more likely than not that the results of future operations will not generate sufficient taxable income to realize the deferred tax assets as of June 30, 2025 and December 31, 2024. Thus, management decided to record a full valuation allowance. Valuation allowance amounted to $3,244,738 and $2,297,022 as of June 30, 2025 and December 31, 2024 respectively. While we consider the facts above, our projections of future income qualified tax-planning strategies may be changed due to the macroeconomic conditions and our business development. The deferred tax assets could be utilized in the future years if we make profits in the future, the valuation allowance shall be reversed.

Recent Accounting Standards

We are an “emerging growth company” (“EGC”) as defined in the JOBS Act. An EGC may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an EGC does not need to comply with any new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such date that a private company is otherwise required to comply with such new or revised accounting standards. Pursuant to the JOBS Act, we have elected to take advantage of the benefits of this extended transition period for complying with new or revised accounting standards. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). The intent of ASU 2023-09 is to improve the disclosures around a company’s rate reconciliation information and certain types of income taxes companies are required to pay. Specifically, these new disclosure requirements will provide more transparency regarding income taxes companies pay in the United States and other countries, along with more disclosure around a company’s rate reconciliation, among other new disclosure requirements, such that users of financial statements can get better information about how the operations, related tax risks, tax planning and operational opportunities of companies affect their effective tax rates and future cash flow prospects. ASU 2023-09 is effective for annual fiscal years beginning after December 15, 2024, with early adoption permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments under ASU 2023-09 should be applied on a prospective basis, although retrospective application is permitted. The Group is currently evaluating the impact that the adoption of these standards will have on its Consolidated Financial Statements.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Both early adoption and retrospective application are permitted. The Group is currently evaluating the impact that the adoption of these standards will have on its Consolidated Financial Statements.

We do not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

Quantitative and Qualitative Disclosures about Market Risks

We are also exposed to liquidity risk which is risk that we are unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions and the shareholders to obtain short-term funding to meet the liquidity shortage.

Inflation risk

Inflationary factors, such as increases in personnel and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues do not increase with such increased costs.

Interest rate risk

We are exposed to interest rate risk while we have bank loans. Although interest rates for our loans are about fixed for the terms of the loans, the interest rates are subject to change upon renewal.

Foreign currency translation and transaction

All of our operating entities’ functional currency are SGD. As a result, we are exposed to foreign exchange risk as our results of operations may be affected by fluctuations in the exchange rate among SGD and USD. If the SGD depreciates against the USD, the value of our SGD revenues, earnings, and assets as expressed in our USD financial statements will decline. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk. Currently, these risks are not material to our financial condition or results of operations. As we expand internationally, our exposure to foreign currency translation and transaction risks may become more significant.